April 21, 2009

VIA EDGAR AND FEDEX

Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	HCP, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File Number: 001-08895

Dear Ms. Monick:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated April 14, 2009. For your convenience, the Staff’s comment has been reprinted in italics below and our response is in regular print. References to “we” or “our” in our response are to HCP, Inc.

Form 10-K for the year ended December 31, 2008

Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.                                      We note your response to our prior comment one. In future filings, please include a separate accounting policy in your footnotes for your classification of leasing costs in your statements of cash flows and specifically identify the nature and types of leasing costs that are included in investing cash flows.

Response: We supplementally advise the Staff that in future filings we will disclose in our footnotes our policy for the classification of leasing costs in our statement of cash flows and specifically identify the nature and types of leasing costs that are included in investing cash flows.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Preferred Stock Redemptions, page F-16

2.                                      We note your response to our prior comment six. In future filings, please expand your disclosure to include the terms of your preferred stock.

Response: We supplementally advise the Staff that in future filings we will expand our disclosure to include the terms of our preferred stock.

Thank you for your consideration of our response. Should you have any questions, please call the undersigned at (562) 733-5166.

Very truly yours,

/s/ James F. Flaherty III
James F. Flaherty III
Chairman and Chief Executive Officer

cc:	Edward J. Henning, Esq.
George P. Doyle
Jose M. Castro